TRANSOCEAN LTD.

TURMSTRASSE 30, CH-6300

ZUG, SWITZERLAND

September 22, 2016

VIA EDGAR

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: H. Roger Schwall

Re:      Transocean Ltd.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 14, 2016

File No. 333-213146

Ladies and Gentlemen:

Set forth below are the responses of Transocean Ltd. (“Transocean,” the “Company,” “we,” “us” or “our”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 21, 2016, with respect to the Company’s Registration Statement on Form S-4, File No. 333-213146, filed with the Commission on August 15, 2016, as amended by Pre-Effective Amendment No. 1 filed with the Commission on September 14, 2016 (the “Registration Statement.”)

The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amendment”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Unless indicated otherwise, capitalized terms used, but not defined, herein shall have the meaning given to them in the Registration Statement.

The Merger, page 37

Background of the Merger, page 37

1. We note that, in response to our prior comment 1, you have removed disclosure indicating that you discussed at the February 12, 2015 board meeting alternatives to drop-down transactions other than an acquisition of the publicly held common units of Transocean Partners. Please confirm to us that the discussions at this meeting were limited to drop-down transactions and an acquisition of Transocean Partners units, and that no other strategic alternatives were discussed at the meeting. Furthermore, expand your disclosure in the fourth full paragraph of page 38 to identify the strategic alternatives to a potential acquisition of Transocean Partners units that you retained Barclays to evaluate.

Response:

We confirm that the discussions on strategic alternatives at the February 12, 2015 meeting were limited to drop-down transactions and an acquisition of Transocean Partners units, and that no other strategic alternatives were discussed at the meeting. We have expanded our disclosure to identify the other strategic alternatives that Barclays evaluated on page 38.

2. We note your response to our prior comment 2 and the related revisions to your registration statement. We reissue the comment in part. Please identify all key “representatives” of Transocean and Transocean Partners who were present at each of the meetings described. We note in that regard references to unidentified representatives at the May 27, 2016, June 8, 2016, June 17, 2016, June 24, 2016, July 6, 2016, and July 26, 2016 meetings.

Response:

We have added additional disclosure, or further clarified our disclosure, on pages 40, 41, 42 and 43. We believe we have identified all key representatives of Transocean and Transocean Partners at these meetings. We do not consider other representatives to be “key” representatives, and their names would not be material to unitholders.

3. Expand the first full paragraph on page 42 to clarify the phrase “representations and warranties ‘by knowledge.’”

Response:

We have clarified this phrase on page 42.

* * * * * * * *

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact James H. Mayor of Baker Botts L.L.P. at (713) 229-1749.

Very truly yours,

TRANSOCEAN LTD.

By:	/s/ Mark L. Mey
Mark L. Mey
Executive Vice President and Chief Financial Officer

cc:       Gene J. Oshman, Baker Botts L.L.P.

James Mayor, Baker Botts L.L.P.

Brady K. Long, Senior Vice President and General Counsel of Transocean Ltd.

Raoul Dias, Senior Counsel and Corporate Secretary, Transocean Partners LLC